EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	YEARS ENDED SEPTEMBER 30,
(IN THOUSANDS)						9 MONTHS ENDED
	2005	2006	2007	2008	2009	June 30, 2010
PRE-TAX INCOME	25,608	91,836	159,959	244,775	296,431	242,772
TOTAL FIXED CHARGES LESS CAPITALIZED INTEREST	7,352	5,166	1,689	1,410	2,293	2,010
AMORTIZATION OF CAPITALIZED INTEREST	—	—	—	—	90	162
TOTAL EARNINGS	32,960	97,002	161,645	246,185	298,814	244,944

NET INTEREST EXPENSE	7,352	5,166	1,689	1,410	2,293	2,010
INTEREST PORTION OF RENTAL EXPENSE	—	—	—	—	—	—
CAPITALIZED INTEREST	—	1,631	2,641	2,606	8,786	3,120
TOTAL FIXED CHARGES	7,352	6,797	4,330	4,016	11,079	5,130

RATIO	4.5	14.3	37.3	61.3	27.0	47.7
DEFICIENCY	—	—	—	—	—	—